

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 14, 2018

Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd., Suite 730
Houston, Texas, 77056

> **Re: National Energy Services Reunited Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2018**
> **File No. 001-38091**

Dear Mr. Foda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   With your revised proxy statement, provide updated disclosures regarding significant developments. For example, please disclose the status of the exemption application to which you refer at page 46. Similarly, your answer at page 21 under "What happens if I vote against…?" emphasizes that you would need to dissolve and liquidate, but this appears to discount the possibility that the company would be able to actively solicit and pursue other possible transactions prior to the May 2019 deadline.

Questions and Answers about the Proposals for Shareholders

Q: What equity stake will (i) current NESR shareholders…, page 18

2.   Please revise to include a separate question and answer in which you identify the Backstop Investor and address its maximum potential holdings upon consummation of the transaction.

Summary of the Proxy Statement, page 26

General

3.   We note your reference in this section to NPS Holdings Limited as the "largest regionally-owned oil, gas and petrochemical services provider in the Middle East." At page 31, you assert that the Target Companies "have … outperformed their peers in key financial metrics." Please identify the "key metrics" to which you refer, and supplementally provide us with highlighted copies of the materials, both publically available and customer-prepared, that served as the basis for these assertions.

Organizational Structure, page 28

4.   Please expand the diagram or provide an additional chart to illustrate the anticipated holdings of the Backstop Investor, GES Selling Stockholders, NPS Selling Stockholders, and your sponsor upon consummation of the contemplated transactions.

Consideration for the Acquisition of GES in the Business Combination, page 28

5.   Revise to clarify where footnotes 1 and 3 should be shown in the table summarizing the consideration for the acquisition of NPS and GES.

Reasons for the Business Combination, page 31

6.   Provide updated disclosure regarding current market conditions. You state that "overall MENA drilling activity has not declined over the last three years while, in comparison, the United States drilling rig counts dropped considerably."

Selected Historical Financial Information of GES, page 34

7.   Provide disclosure stating the selected financial data of GES presented here is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

8.   As it relates to the acquisition of NPS and GES, we note the factors you cite on page 69 in support of your conclusion that NESR is the accounting acquirer pursuant to ASC 805. Please provide us with your complete analysis in support of the conclusion that NESR is the accounting acquirer. Your response should provide further information regarding the relative voting rights in the combined entity, with consideration given to minimum and maximum redemption scenarios.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 70

9.   It appears to us that pro forma adjustment (h) shown on the Trust Account line item should instead be pro forma adjustment (g). Please revise as necessary.

10.   It appears the pro forma adjustment of $68,275 labeled as (j) shown on the Common stock line item under the scenario assuming maximum redemptions should instead be labeled as pro forma adjustment (k). Please revise as necessary.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 73

11.   It appears from the table on page 80 summarizing the components of the estimated Merger Consideration that NESR ordinary shares are valued at $10.00. Please clarify your intentions with regard to updating the purchase price computation based on the most recent stock price of NESR ordinary shares prior to the mailing date of the proxy statement. Also, include disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. The appropriate percentages should be reasonable in light of NESR's volatility.

Description of the GES Transaction, page 74

12.   We note you have "assumed that the repayment of the Loan Contracts will be made in NESR ordinary shares, and that the interest on the Loan Contracts will be made in cash, at the time of their assumption." Tell us why you believe the assumption that the GES Investors will accept repayment in NESR ordinary shares is factually supportable under Rule 11-02(b)(6) of Regulation S-X since each GES Investor has agreed to accept repayment in a form subject to their consent. In addition, expand your disclosure to state the repayment amount, if the Loan Contracts were assumed to be repaid in cash.

On a similar point, we note you have assumed up to $4.7 million in interest owed to Hana Investments will be funded through the issuance of 418,001 shares of NESR as opposed to payment in cash of up to $4.7 million, as disclosed on page 2. Please tell us why you believe the repayment in NESR ordinary shares is factually supportable under Rule 11-02(b)(6) of Regulation S-X, and expand your disclosure to clarify that the interest may be paid in cash of up to $4.7 million.

Note 3. GES Historical Financial Statements, page 77

13.   Please add an explanation of the conversion rate used for purposes of the column titled "Conversion from Rial Omani to U.S. Dollar."

14.   In the table of GES Historical Statement of Operations for the Year Ended December 31, 2016, the non-controlling interest amount of $6,003 reflected in the GES Historical column appears incorrect and does not agree with the amount reflected in your pro forma financial statements of $5,002. Please correct the disclosed amounts, as appropriate.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 79

15. With reference to pro forma adjustment (c), please add disclosure that describes how the Estimated Earn-Out Mechanisms totaling $31,699 was determined.

16. The adjustment to Other Assets in pro forma adjustment (d) appears to incorrectly reflect the fair value of GES Other Assets as $0, instead of $529 as disclosed in the table presented in Note 5 on page 80. Please revise the adjustment to Other Assets, as appropriate.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 82

17. With regard to pro forma adjustment (dd), please clarify the nature of this adjustment and why you believe it is factually supportable under Rule 11-02(b)(6) of Regulation S-X.

The Business Combination Proposal, page 93

General

18. We note your brief reference to the Stock Purchase Agreements, the Contribution Agreement, the Shares Exchange Agreement and the Relationship Agreement. Please revise to provide further details regarding the principal terms and conditions of each such material agreement.

The NPS Transaction, page 94

19. We note that a dividend has been declared by NPS Selling Stockholders wherein they will receive a distribution from NPS of $48M. Please note that if a planned distribution to owners, regardless of whether it has been declared, is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual should be presented alongside the historical balance sheet in the filing. Tell us your consideration of this presentation on the face of the historical balance sheet of NPS Holdings Limited.

Backstop and Forward Purchase Agreement, page 99

20. As developments warrant, please provide updated disclosure regarding the status of the negotiations and the related references, including to the "subsequent $80 million investment" at page 123.

21. Please revise to clarify the extent to which the financial advisor assumed the implementation of that agreement in preparing its fairness opinion, the related letter of which you include as Annex E.

Background of the Business Combination, page 100

22.   Please provide us supplementally with copies of any material non-public information
— board books, documents, financial forecasts, projections and presentations —
exchanged by the companies in the negotiations. Also revise to clarify the process
whereby the company was able to prepare projections of the Target Companies
(which J.P. Morgan relied upon) in the absence of publicly available information. We
may have additional comments.

Opinion of J.P. Morgan, page 112

23.   We note that the opinion delivered by J.P. Morgan was premised upon certain internal
financial analyses and forecasts and expected cost savings and related synergies
prepared by the Target Companies. Please describe these projections and the material
assumptions underlying such figures.

24.   Similarly, please revise the disclosure at pages 120 to 121 to eliminate any potential
ambiguity about the source for the projected information, which appears to have
originated with the company. Consider the guidance regarding projections set forth at
Item 10(b) of Regulation S-K.

GES Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 229

Note Regarding Non-GAAP Financial Measures, page 231

25.   You state here that "GES's financial statements in this proxy statement are presented
in accordance with U.S. GAAP." However, the financial information discussed in
this section is based on the financial statements of GES presented in accordance with
International Financial Reporting Standards as issued by the International Accounting
Standards Board. Please revise your disclosure.

Price Range of Securities and Dividends, page 261

Dividend Policy of GES, page 263

26.   We note that GES declared approximately $90.2 million in dividends to its
shareholders in 2017. Tell us where the dividend payable is reflected in the financial
statements for the fiscal quarter ended September 30, 2017.

NPS Holdings Limited Financial Statements

Consolidated Statements of Cash Flows, page F-33

27.   We note the line item for the reversal of excess and obsolete inventory. However, the
write-down of inventory creates a new cost basis under US GAAP that cannot

subsequently be reversed. Please explain the basis for your accounting. Refer to SAB Topic 5.BB for further guidance.

Note 9. Debt, page F-43

28.   We note that NPS has entered into a "syndicated Murabaha facility" for $150,000 thousand that was fully drawn in November 2014 ("the Facility"). Based on the description of the terms of the Facility as a "rent-to-own arrangement", support your accounting for this facility under U.S. GAAP with reference to the applicable accounting guidance you relied upon. In your response, describe for us what item(s) owned by NPS the lending bank has retained ownership interest in until the loan is paid in full and how this item is accounted for in the financial statements of NPS.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources